UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 20, 2024

Commission File Number: 001-15060

UBS AG

(Name of Registrant)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement of UBS AG on Form F-3 (File No. 333-263376) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K consists of an Opinion of Ashurst LLP, special counsel to UBS AG which appears as an exhibit hereto and is incorporated into this Form 6-K as if set forth in full herein. The Opinion of Ashurst LLP is filed herewith as an exhibit to the Registration Statement of UBS AG on Form F-3 filed on March 9, 2022, as amended from time to time (File No. 333-263376).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2024	UBS AG
	By:	/s/ Timothy Geller
	Name:	Timothy Geller
	Title:	Executive Director

	By:	/s/ Chris Cook
	Name:	Chris Cook
	Title:	Managing Director

EXHIBIT INDEX

Exhibit	Description of Exhibit
5.7	Opinion of Ashurst LLP, as special products counsel to UBS AG
23.11	Consent of Ashurst LLP (included in Exhibit 5.7 herein)